Exhibit h9a
FUND/SERV AND NETWORKING
AGREEMENT
BY AND AMONG
Delaware Charter Guarantee & Trust Company
(dba Trustar Retirement Services)
MFS VARIABLE INSURANCE TRUST
AND
MASSACHUSETTS FINANCIAL SERVICES COMPANY
     This Fund/SERV and Networking Supplement, is dated as of May 20, 2002 (the “Agreement”) by and among Delaware Charter Guarantee & Trust Company (dba Trustar Retirement Services) (“Trustar”), Principal Life Insurance Company (the “Company”), MFS Fund Distributors, Inc. (“MFD”), MFS Variable Insurance Trust (the “Trust”), and Massachusetts Financial Services Company (“MFS”).
     WHEREAS, MFD, a wholly-owned subsidiary of MFS, is registered as a broker-dealer with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “1934 Act”), and is a member in good standing of the National Association of Securities Dealers, Inc.;
     WHEREAS, MFD serves as the Distributor of the Trust pursuant to a Distribution Agreement between MFD and the Trust;
     WHEREAS, MFD and Trustar are members in good standing of the National Securities Clearing Corporation (the “NSCC”) or otherwise have access to the facilities of the NSCC;
     WHEREAS, the Company, which indirectly controls Trustar, entered into a Participation Agreement with the Trust and MFS, dated as of March 26, 2002 (the “Participation Agreement”);
     WHEREAS, the parties intend to make provisions to permit the transmission of transaction, registration and other data via NSCC Facilities, which may include Fund/SERV, Networking, the Mutual Fund Profile Service and the Defined Contribution Clearing and Settlement Service;
     NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the parties hereby agree as follows:
1. Definitions. All capitalized terms used and not defined herein shall have the meaning given them in the Participation Agreement which is attached hereto and incorporated herein by reference.
Contract# MAS-06056-2007-05-20-IND

2. Placement of Orders. The Trust and MFS will accept purchase, redemption and exchange orders for shares of the Portfolios placed by Trustar on behalf of the Company pursuant to the terms of the Agreement as if those orders had been placed directly by the Company.
3. Company Responsibility. The Company shall assume responsibility for the acts and omissions of Trustar in placing such orders and otherwise for its activities undertaken on the Company’s behalf to the same extent as if those acts were committed or omitted by the Company directly, and shall provide indemnification for such acts and omissions in accordance with Section 8.1 of the Participation Agreement.
4. Joinder of Additional Parties. The parties to the Participation Agreement agree to the joinder of MFD and Trustar as parties to the Participation Agreement, as supplemented and amended from time to time, but solely for the purposes expressly set forth herein. MFD shall be entitled to all of the rights and benefits, and subject to all of the obligations, of the Participation Agreement, as modified from time to time. The respective obligations of MFD, the Trust and MFS shall be several and not joint. Trustar shall be entitled to all of the rights and benefits of the Participation Agreement, but shall only be responsible for the obligations specified in this Agreement.
5. Transactions Subject to Fund/SERV and Networking. (a) On each business day that the New York Stock Exchange is open for business on which the Portfolios determine their per share net asset values (each, a “Business Day”), MFD or its designee shall accept, and effect changes in its records upon receipt of, purchase, redemption, exchange, and registration instructions from Trustar electronically through Fund/SERV without supporting documentation.
     (b) Each party hereby agrees to participate in Networking with the other party pursuant to a mutually agreeable matrix or trust level established by the NSCC, in accordance with the terms and conditions of the Standard or Trust Networking Agreement, as applicable, as filed with the NSCC (the “Standard Networking Agreement”), as amended by this Agreement. In the event of any conflict between the terms of the Standard Networking Agreement and the terms of this Agreement, the terms of this Agreement shall govern.
6. Procedures for Order and Settlement. (a) MFD shall, subject to availability, furnish Trustar and the Company, for each Portfolio, by 7:00 p.m. Eastern Time, the following: (1) net asset value information as of the close of trading (currently 4:00 p.m. Eastern Time, the “Close of Trading”) on each business day that the New York Stock Exchange is open for business (each a “Business Day”) or at such other time as the net asset value of a Portfolio is calculated; and (2) as applicable, the daily accrual or distribution rate factor as it becomes available. All such notifications will be communicated via the NSCC’s Networking or Mutual Fund Profile services.
     (b) Upon receipt of purchase and redemption instructions from the Policy holders for acceptance as of the Close of Trading on each Business Day (“Instructions”), the Company shall calculate the net purchase or redemption order for each Portfolio for each omnibus account it maintains (the “Accounts”). Orders for net purchases and/or net redemptions received by the Company prior to the Close of Trading on any given Business Day shall be transmitted by Trustar to MFD via the NSCC by 10:00 a.m. Eastern Time on the next Business Day. Subject to the Company’s compliance with the foregoing, the Business Day on which Instructions are received by the Company in proper form prior to the Close of Trading shall be the date as of which shares of the Portfolios are deemed purchased or redeemed pursuant to such Instructions. Instructions received in proper form by Principal Life after the Close of Trading on any given Business Day shall be treated as if received on the next following Business Day. Dividends and capital gains distributions shall be automatically reinvested at net asset value in accordance with the Portfolios’ then current prospectuses.
     (c) Trustar and MFD shall settle net purchase and redemption transactions pursuant to, and in accordance with, NSCC rules and procedures.
7. Dividends and Distributions. Upon the declaration of each dividend and each capital gain distribution by the Trustees of the Trust with respect to shares of the Portfolios, MFD shall furnish, or cause to be furnished to, the Company and Trustar information setting forth the date of the declaration of such dividend or distribution, the ex-dividend date, the date of payment thereof, the record date as of which shareholders are entitled to payment, the amount payable per share to the shareholders of record as of that date, and the total amount payable on the payment date. All such notifications will be communicated via the NSCC’s Networking or Mutual Fund Profile Services.
8. Verification. Each party shall notify the other of any errors, omissions or interruptions in, or delay or unavailability of, any such transmission as promptly as possible.
9. Trade Corrections. Processing errors which result from any delay or error caused by the Company or Trustar may be adjusted through Fund/SERV by Trustar by the necessary transactions on an as-of basis and the cost to the Portfolio or MFD of such transactions shall be borne by Trustar; provided however, prior authorization must be obtained from MFD if the transaction is back dated more than five days or to a previous calendar year.
10. Adjustments. In the event an adjustment is made to the computation of the net asset value of any Portfolio’s shares as reported in Section
6(a), if required by the Trust’s net asset value error correction policy (the “NAV Error Correction Policy”), MFD shall notify Trustar and the Company promptly after discovering the need for any such adjustment. Notification may be made by facsimile or by electronic transmission, and will include, for each day on which an adjustment has occurred, the incorrect Portfolio net asset value and the correct net asset value. MFD agrees that Trustar or the Company may send this notification or a derivation thereof to Policy holders whose accounts may be affected by the adjustment. In the event that MFD provides an incorrect net asset value and said error cause a monetary loss to an Account, then MFD shall be responsible for compensating the Account so that such loss shall be made whole in accordance with the NAV Error Correction Policy. If an Account receives an amount greater than the amount which it otherwise would have been entitled prior to a net asset value adjustment, MFD shall adjust the Account in accordance with the NAV Error Correction Policy; provided, however, that if Policy holders received distributions during the time period affected by an overstated price, MFD and Trustar agree to evaluate the situation on a case-by-case basis with the goal towards pursuing an appropriate course of action, which may include making reasonable efforts to recover overpayments from Policy holders. In no event, however, shall Trustar or the Company be liable to MFD or the Trust for any such amounts.
11. Representations and Warranties. MFD and Trustar each represents, warrants, and covenants that:
     (i) it shall perform any and all duties, functions, procedures and responsibilities assigned to it under this Agreement and as otherwise established by the NSCC in a competent manner and in compliance with (a) all applicable laws, rules and regulations, including NSCC rules and procedures relating to Fund/SERV, and; (b) the then current prospectuses and statements of additional information of the Trust’s Portfolios;
     (ii) it shall maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities and to otherwise comply with the terms of this Agreement;
     (iii) all trades, confirmations and other information provided by one party to the other party through Fund/SERV and pursuant to this Agreement shall be accurate, complete and, in the format prescribed by the NSCC. Each party shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through Fund/SERV and to limit the access to, and the inputting of data into, Fund/SERV to persons specifically authorized by such party; and
     (iv) it has duly executed and delivered the Standard Networking Agreement, and has filed such Agreement with the NSCC.
12. Indemnification. (a) MFD shall indemnify and hold harmless Trustar and the Company, and each of their divisions, subsidiaries, directors, officers, agents, employees and assigns of each of the foregoing (collectively, “Indemnified Company Parties”), against and from any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorneys fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by MFD) to which any of them may be or become subject to as a result or arising out of (i) any negligent act or omission by MFD relating to Fund/SERV provided neither Trustar nor the Company has acted negligently; (ii) any breach of MFD’s representations or warranties contained in this Agreement; or (iii) MFD’s failure to comply with any of the terms of this Agreement.

     (b) The Company and Trustar shall indemnify and hold harmless the Trust, MFS, MFD, the Trust’s custodian, the Trust’s shareholder servicing agent, each of their affiliated companies, and all of the divisions, subsidiaries, directors, trustees, officers, agents, employees and assigns of each of the foregoing (collectively, “Indemnified MFS Parties”), against and from any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorneys fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by the Company) to which any of them may be or become subject to as a result or arising out of (i) any negligent act or omission by Trustar, or its agents relating to Fund/SERV provided MFD has not acted negligently; (ii) any breach of Trustar’s representations or warranties in this Supplement; (iii) the failure of Trustar or its agents to comply with any of the terms of this Supplement; or (iv) MFD’s acceptance of any transaction or account maintenance information from Trustar through Fund/SERV including any fraudulent or unauthorized transaction.
(c) If any action, suit, proceeding, or investigation is initiated, or any claim or demand is made, against any party indemnified hereto with respect to which such party (“Indemnified Party”) may make a claim against any other party hereto (“Indemnifying Party”) pursuant to this Section 12, then the Indemnified Party shall give prompt written notice of such action, suit, proceeding, investigation, claim or demand to the Indemnifying Party. Thereafter, the Indemnifying Party shall have the opportunity, at its own expense and with its own counsel, to defend or settle such action, suit, proceeding, investigation, claim or demand; provided, however, that: (i) the Indemnifying Party shall keep the Indemnified Party informed of all material developments and events relating to such action, suit, proceeding, investigation, claim or demand; (ii) the Indemnified Party shall have the right to participate, at its own expense in the defense of such action, suit, proceeding, investigation, claim or demand and shall cooperate as reasonably requested by the Indemnifying Party in the defense thereof; and (iii) the Indemnifying Party shall not settle such action, suit, proceeding, investigation, claim or demand without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.
13. Termination of Agreement. This Agreement may be terminated at any time by any party upon ninety (90) prior days written notice to the other parties. Notwithstanding the foregoing, this Agreement shall be terminated immediately upon either (i) a material breach of this Agreement by any party not cured within thirty (30) days after notice from at least one other party, or (ii) upon termination of the Participation Agreement. The provisions of Section 12 shall survive any termination of this Agreement.
14. Notice. Unless otherwise specified, all notices and other communications hereunder shall be in writing and shall be hand delivered, sent by express delivery, mailed by certified mail or sent via facsimile to the other party at the address specified in the Participation Agreement.

15. Amendment, Assignment and Other Matters. This Agreement may not be amended except by a writing signed by each of the parties. This Agreement shall not be assigned by either party without the reasonable written consent of the other party. This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. The headings in this Agreement are for reference only and shall not affect the interpretation or construction of this Agreement. This Agreement, together with the Participation Agreement, set forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersedes all other prior agreements, arrangements and understandings, written or oral, among the parties.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first listed above.
DELAWARE CHARTER GUARANTEE & TRUST COMPANY (dba TRUSTAR RETIREMENT SERVICES

By:	/s/ Charles G. Swain Name: Charles G. Swain
Title: Second Vice President

PRINCIPAL LIFE INSURANCE COMPANY

By:	/s/ Cindy A. Gustafson Name: Cindy A. Gustafson
Title: [ILLEGIBLE]

MFS VARIABLE INSURANCE TRUST

By:	/s/ James R. Bordewick, Jr. Name: James R. Bordewick, Jr.
Title: Assistant Secretary

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Stephen E. Cavan Name: Stephen E. Cavan
Title: Secretary

MFS FUND DISTRIBUTORS, INC.

By:	/s/ Martin E. Beaulieu Name: Martin E. Beaulieu
Title: President